Exhibit 99.1

Barclays and AEGON UK form distribution partnership

♦	BARCLAYS FINANCIAL PLANNING TO INCLUDE AEGON UK ON SELECT CHOICE PANEL

♦	PARTNERSHIP MARKS AEGON UK’S MOST SIGNIFICANT BANK DISTRIBUTION DEAL TO DATE

♦	AEGON’S NEW “5 FOR LIFE” RETIREMENT SOLUTION TO BE MADE AVAILABLE TO BARCLAYS CUSTOMERS

AEGON and Barclays today announce a new distribution partnership, which will see selected AEGON products made available to Barclays customers through its national network of Financial Planners.

Through the partnership Barclays will offer a range of products to retail investors via its Select Choice offering. The launch of AEGON’s “5 for Life” which offers guaranteed income in retirement later this month will see investment solutions featuring on Barclays Financial Planning’s Select Choice platform for the first time. This represents the most significant bank distribution deal AEGON has secured in the UK to date and is an important step in AEGON’s strategy to extend its distribution capability in the UK market to a wider range of business and individual customers.

AEGON will join Barclays Select Choice panel of providers, which means that selected products will be available to Barclays’ network of over 900 Financial Planners across the UK covering their Retail, Premier and Business Banking customer bases. Barclays Financial Planning’s Select Choice panel was established two years ago to extend to UK retail customers tailored financial advice regarding a carefully selected range of products. Using a unique and rigorous approach, Barclays Financial Planning recommends products rather than specific providers through its expert team that is dedicated to continually monitoring the market and identifying the best available life and pensions product options within the whole of the UK market.

AEGON has a strong reputation as a provider of business protection for its underwriting expertise and the first AEGON products to be introduced to the Barclays Financial Planning Select Choice panel will be AEGON’s market-leading business protection range, which includes insurance propositions, such as key person and partnership protection, that meet the needs of Barclays business banking customers.

AEGON’s “5 for Life” is based on the successful US variable annuity concept and is the only product of its kind in the UK market and meets the emerging customer need of a guaranteed level of income for life during retirement. In addition Business Protection is being launched to Barclays Business Banking customers this month.

AEGON UK Chief Executive Otto Thoresen says: “This new partnership with Barclays is an important development for AEGON in the UK. It is our most significant banking link to date and will enable us to reach a broader customer base with products where we have a compelling proposition. Achieving enhanced distribution strength is one of AEGON’s key growth initiatives and in line with AEGON UK’s aim to increase its market share. Barclays Select Choice is among the most successful examples of a personal and business financial planning advice model and we are delighted to be joining the panel.”

Stephen Ingledew, Commercial Director, Barclays Financial Planning adds: “We’re delighted to welcome AEGON onto our Select Choice panel. With these new dynamic and exciting products, Barclays Financial Planning will continue to offer customers marketing leading solutions that meet their most important financial objectives. The “income for life” proposition, in particular, is a great step forward in our plans to offer the most comprehensive and innovative retirement solutions on the high street.”

Investor Relations: +31 (0)70 344 83 05 (NL) +1 877 548 96 68 (USA) | Media Relations: +31 (0)70 344 83 44 (NL)

ABOUT AEGON

AEGON is one of the world’s largest life insurance and pension companies, and a strong provider of investment products. AEGON empowers local business units to identify and provide products and services that meet the evolving needs of customers, using distribution channels best suited to local markets. AEGON takes pride in balancing a local approach with the power of an expanding global operation.

With headquarters in The Hague, the Netherlands, AEGON companies employ approximately 29,000 people worldwide. AEGON’s businesses serve millions of customers in over twenty markets throughout the Americas, Europe, and Asia, with major operations in the United States, the Netherlands and the United Kingdom.

Respect, quality, transparency and trust constitute AEGON’s core values as the company continually strives to meet the expectations of customers, shareholders, employees and business partners. AEGON is driven to deliver new thinking with the ambition to be the best in the industry.

AEGON UK has assets under administration of GBP 49.8 billion and employs around 4,000 staff. AEGON UK launched its “5 for Life” retirement planning solution in September 2006, making it the first insurer to introduce this type of variable annuity product, popular in the US, to the UK market.

ABOUT BARCLAYS FINANCIAL PLANNING

Barclays Financial Planning (BFP) provides tailored and impartial financial advice on life, pensions and investment products across a carefully selected range of products from a range of product providers according to customer needs. It is one of the largest financial advisers in the UK, with over 900 advisers. A free financial planning consultation is available to personal, business and corporate clients, and our advisors have a range a solutions available for businesses wishing to discuss succession planning. To make an appointment with a Barclays Financial Planning adviser call 0845 070 5099 or visit www.barclays.co.uk for more information.

Forward looking statements

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

♦	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

♦	Changes in the performance of financial markets, including emerging markets, such as with regard to:

—	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

—	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;

♦	The frequency and severity of insured loss events;

♦	Changes affecting mortality, morbidity and other factors that may impact the profitability of our insurance products;

♦	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

♦	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

♦	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

♦	Changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;

♦	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

♦	Acts of God, acts of terrorism, acts of war and pandemics;

♦	Changes in the policies of central banks and/or governments;

♦	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

♦	Customer responsiveness to both new products and distribution channels;

♦	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

♦	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives; and

♦	The impact our adoption of the International Financial Reporting Standards may have on our reported financial results and financial condition.

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CONTACT INFORMATION

	AEGON, The Hague, NL	AEGON, Baltimore, USA	Barclays, UK
Analysts & Investors	+31 (0)70 344 83 05	877 548 9668 (toll free –USA only) +1 410 576 45 77

Media	+31 (0)70 344 83 44		020 7114 9813 / 7435

E-mail	gca-ir@aegon.com	ir@aegonusa.com	nicola.hankey@barclays.com caroline.wells@barclays.com

Website	www.aegon.com		www.barclays.com

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